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SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47558

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Duff & Phelps Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 South Wacker Drive Suite 4200
(No. and Street)

Chicago IL 60606
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue New York NY 10154
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JACOB SILVERMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DUFF & PHELPS SECURITIES LLC (the COMPANY), as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

CHRISTOPHER MATTESON
ATTORNEY & COUNSELOR AT LAW-STATE OF NEW YORK
No. 02MA6125298
Qualified in New York County
Commission Expires April 11, 2009

Notary Public

Signature

CHIEF FINANCIAL OFFICER
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Financial Statements

December 31, 2008

(With Independent Auditors' Reports Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

Member
Duff & Phelps Securities, LLC:

We have audited the accompanying statement of financial condition of Duff & Phelps Securities, LLC (a wholly owned subsidiary of Duff & Phelps, LLC) as of December 31, 2008, and the related statement of operations, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Duff & Phelps Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
February 25, 2009

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Statement of Financial Condition

December 31, 2008

Assets

Cash	$	13,327,436
Accounts receivable		213,546
Total assets	$	13,540,982

Liabilities and Member's Capital

Deferred revenue	$	88,299
Payable to Parent Company		9,166,614
Total liabilities		9,254,913
Member's capital		4,286,069
Total liabilities and member's capital	$	13,540,982

See accompanying notes to financial statements.

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Statement of Operations

Year ended December 31, 2008

Revenue:		
Advisory fees	$	15,296,454
Expenses:		
Allocated expenses from Parent Company		(12,723,839)
Net income	$	2,572,615

See accompanying notes to financial statements.

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Statement of Changes in Member's Capital

Year ended December 31, 2008

		Member's investment	Undistributed earnings	Total member's capital
Balance as of January 1, 2008	$	1,140,502	5,572,952	6,713,454
Net income		—	2,572,615	2,572,615
Distribution to Parent Company		—	(5,000,000)	(5,000,000)
Balance as of December 31, 2008	$	1,140,502	3,145,567	4,286,069

See accompanying notes to financial statements.

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Statement of Cash Flows

Year ended December 31, 2008

Cash flows from operating activities:		
Net income	$	2,572,615
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in accounts receivable		(213,546)
Decrease in deferred revenue		(704,609)
Decrease in payable to Parent Company		(1,537,263)
Net cash provided by operating activities		117,197
Cash flows from investing activity:		
Distribution to Parent Company		(5,000,000)
Net cash used in investing activity		(5,000,000)
Net decrease in cash		(4,882,803)
Cash at beginning of year		18,210,239
Cash at end of year	$	13,327,436

See accompanying notes to financial statements.

(1) Nature of Business and Ownership

Duff & Phelps Securities, LLC (the Company) is a Delaware limited liability company formed on June 24, 1997. The term of the LLC is 50 years, expiring on July 1, 2047. The Company is registered as a broker with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). Its customers are located throughout the United States. The Company is a wholly owned subsidiary of Duff & Phelps, LLC (the Parent Company or Member).

The Company operates under the provision of paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly is exempt from the remaining provisions of that Rule. The Company carries no margin accounts and does not otherwise hold funds or securities for customers. Accordingly, the Company has not executed any transactions on behalf of its customers during the year ended December 31, 2008. The Company performs private placement of debt and equity securities and merger and acquisition and financial advisory services.

(2) Summary of Significant Accounting Policies

(a) Basis of Financial Statement Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and general practices in the broker-dealer industry.

(b) Revenue and Expense Recognition

The Company uses the accrual basis of accounting wherein revenues are recognized when earned and payment is reasonably assured, which is generally on a success-fee basis on private placement and merger and acquisition advisory transactions. Client prepayments and retainers are classified as deferred revenue and recognized ratably over the period in which the related service is rendered. Expenses reimbursed by clients are recorded as revenue when reimbursement is received from the client. The related expenses are recognized when an obligation is incurred.

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

The Company is subject to uncertainties, such as the impact of future events, economic, environmental, and political factors, and changes in the business climate; therefore, actual results may differ from those estimates. When no estimate in a given range is deemed to be better than any other when estimating contingent liabilities, the low end of the range is accrued. Accordingly, the accounting estimates used in the preparation of the Company's financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes. Changes in estimates are made when circumstances warrant. Such changes and refinements in estimation methodologies are reflected in reported results of operations; if material, the effects of changes in estimates are disclosed in the notes to the financial statements.

(d) Personal Assets and Liabilities

The financial statements of the Company do not include the assets and liabilities of the Member, including its obligation for income taxes on its distributive shares of the net income of the Company or its rights to tax refunds on its share of the Company's net loss, nor any provision for income tax expenses or benefits.

(e) Furniture, Fixtures, and Equipment

The Company has recorded allocated expenses that cover use of office space, furniture, and equipment, and therefore, these items are carried on the books of the Parent Company.

(f) Income Taxes

The Company's policy is to comply with the requirements of the Internal Revenue Code that are applicable to limited liability companies, which allows for complete pass-through of taxable income to its Member. Therefore, no federal or state income tax provision is required in the Company's financial statements.

(g) Limited Liability

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the Member shall not be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a member of the Company.

(h) Cash

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(3) Allocation of Expenses from Parent Company

The Parent Company is the sole member of the Company. The Company entered into an agreement to pay the Parent Company its allocable share of expenses and costs incurred by the Parent Company. The nature of the allocation is based on the headcount of the Company, whereby shared management expenses, as outlined in the agreement, are recognized on the books of the Company. These expenses are paid by the Parent Company and are deemed to be consumed by the broad Duff & Phelps organization. These expenses include, but are not limited to, shared services, such as legal expenses, recruiting, training, and marketing. The agreement is in accordance with FINRA notes to Members number 03-63 and provides an expense allocation methodology and an agreement from the Member that the Company shall have net capital greater than 125% of the minimum net capital required.

The accompanying financial statements have been prepared from separate records maintained by the Company, which may not necessarily be indicative of the financial condition or the results of operations that would have existed if the Company had been operated as an unaffiliated company.

(4) Net Capital Requirements

The Company is subject to the SEC's uniform net capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital was $4,072,523 at December 31, 2008, which was $3,461,416 in excess of its net capital requirement of $611,107. Aggregate indebtedness was $9,166,614 at December 31, 2008.

(5) Contingencies

Management of the Company believes there is no pending or threatened litigation that will result in any material adverse effect on the Company's results of operations, financial condition, or net capital requirements.

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Computation of Net Capital Under Rule 15c3-1

December 31, 2008

Aggregate indebtedness	$	9,166,614
Net capital:		
Member's capital	$	4,286,069
Deductions		(213,546)
Net capital		4,072,523
Less minimum required net capital		(611,107)
Excess net capital	$	3,461,416
Percentage of aggregate indebtedness to net capital		225.1%

There is not a material difference between the Company's computations of aggregate indebtedness and net capital as reported by the Company in Part II A on Form X-17A-5, as of December 31, 2008, as amended and filed on February 24, 2009.

The Company has amended its previously reported net capital requirement computation as of December 31, 2008 in its FOCUS report. The effects of the amendment on the schedule of computation of net capital under Rule 15c3-1 as originally reported are as follows:

		As reported	As amended
Aggregate indebtedness	$	4,054,614	9,166,614
Member's capital		9,398,069	4,286,069
Net capital		9,184,523	4,072,523
Minimum required net capital		270,443	611,107
Excess net capital		8,914,080	3,461,416
Percentage of aggregate indebtedness to net capital		44.1%	225.1%

See accompanying independent auditors' report.

Schedule II

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2008 under the Securities and Exchange Act of 1934, in which the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i) of the Rule.

See accompanying independent auditors' report.

Schedule III

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008

The Company is exempt from the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission.

See accompanying independent auditors' report.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

Member
Duff & Phelps Securities, LLC:

In planning and performing our audit of the financial statements of Duff & Phelps Securities, LLC (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be individually material weaknesses as described above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2008, and this report does not affect our report thereon dated February 25, 2009.

The Company had ineffective controls over the review and approval of intercompany balances between the Company and Duff & Phelps LLC and ineffective controls over the review of its financial statements. As a result of these deficiencies, the Company did not detect an error in the member's capital account that resulted in a material misstatement of the Company's statement of financial condition, statement of cash flows, and statement of changes in member's capital. The Company has amended and re-filed its June 30, 2008, September 30, 2008, and December 31, 2008 FOCUS reports to correct this misstatement.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were inadequate at December 31, 2008, to meet the SEC's objectives due to the material weakness noted above.

This report is intended solely for the information and use of the Company's Member, Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

New York, New York
February 25, 2009

Submitted | Filing ID: 587938 |

Reminder, if you have an obligation to provide this notice to the DTCC, please do so. You can email your regulatory notices to DTCC at: Credit-MarketRisk@dtcc.com.

Member's Notices to FINRA

Material Inadequacy in accounting systems, internal controls, practices and procedures [Notice of Material Inadequacy]

SEC Rule 17a-11(e)(1) and 17a-5(h)(2)

Your Form has been successfully submitted and your Filling ID for any further inquiries regarding this form is:

587938

Submitted Date and Time 2/12/2009 5:09 PM

Member's Contact Information	
Name	DUFF & PHELPS SECURITIES LLC
CRD Number	36927
Address	CHICAGO, IL
Phone	312-697-4600
Executive Representative Contact	CATHERINE A MAKSTENIEKS

FINRA Information for Member	
FINRA District Office	Chicago
FINRA District Phone #	(312) 899-4400
FINRA District Examiner	LISA BAIRD
FINRA District Supervisor	DAVID WEGNER

Notice Information	
Name of Person Filing Notice	Patrick Puzzuoli
Email Address	patrick.puzzuoli@duffandphelps.com
Phone Number	212-871-6777
Date	2/12/2009
Alternate Contact Name	
Phone Number	

A material inadequacy as defined in SEC Rule 17a-5(g) was:	Called to the attention of the firm by the firm's independent public accountant
On what date did the firm learn of the material inadequacy?	2/11/2009
On what date or date range span did the material inadequacy deficiency (ies) occur?	4/11/2008 through 2/12/2009

Describe the deficiency in detail.

February 12, 2009 Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 FINRA 1735 K Street Washington, DC 20006 Dear Sir or Madam: Pursuant to SEC Rule 17a-11, Duff & Phelps Securities, LLC (Filing ID 486357) is promptly notifying FINRA of an accounting matter called to the attention of the company by the company's independent public accountant, KPMG LLP, on February 10, 2009 which we determined is a material inadequacy on February 11, 2009. On April 8, 2008, Duff & Phelps Securities, LLC submitted a notice of Withdrawals of Equity Capital form to withdraw $5.0 million from the entity. The $5.0 million withdrawal was made on April 11, 2008. The post-withdrawal excess net capital was $3.4 million. In the June 30, 2008, September 30, 2008 and December 31, 2008 Focus filings, the $5.0 million equity withdrawal was misclassified as an intercompany payment to parent instead of as a reduction to equity. This resulted in an understatement of the liability to parent and an overstatement of equity. The company has revised the financial statements for the periods above, and at no time was there a net capital deficiency or excess aggregate indebtedness. Using the revised calculations, the company's excess net capital at each filing period was in excess of $2.6 million. The company is preparing and will submit revised Focus filings for all three periods promptly. In addition, the company has initiated remediation efforts and corrective actions. Sincerely, Jacob L. Silverman Chief Financial Officer and FINOP cc: Catherine A Makstenieks

On what date did the firm furnish the accountant with a copy of this notice, if required by SEC Rule 17a-5(h)(2)? 2/12/2009